N-8F/A APPLICATION FOR DE-REGISTRATION FOR CONTINENTAL
ASSURANCE COMPANY SEPARATE ACCOUNT (B) (Registrant or Fund)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.

I. GENERAL IDENTIFYING INFORMATION
1. Reason fund is applying to deregister (check only one, for descriptions , see Instruction I above):
[ ] Merger

[X] Liquidation
[] Abandonment Of Registration
(Note: Abandonments of Registration answer only questions
1 through 15, 24 and 25
of this form and complete verification at the end of the form.)

[ ] Election Of Status As A Business Development Company
(Note: Business Development Companies answer only questions
1 through 10 of this
form and complete verification at the end of the form.)

2. Name of Fund: Continental Assurance Company Separate Account (B)
3. Securities And Exchange Commission File No.: 811-01402
4. Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?
[ ] Initial Application [X] Amendment
5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 333 South Wabash Avenue Chicago, IL 60604

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lynne Gugenheim
333 South Wabash Avenue, 23rd Floor
Chicago, IL 60604

(312) 822-4921
7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Lynne Gugenheim
333 South Wabash Avenue, 23rd Floor
Chicago, IL 60604

(312) 822-4921
8. Classification of Fund (check only one):
[X] Management Company;
[ ] Unit Investment Trust; Or
[ ] Face-Amount Certificate Company.
9. Subclassification if the fund is a management company (check only one):
[x] Open-end [ ] Closed-end
10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Illinois insurance company management separate account

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the funds contracts with those advisers have been terminated:
Continental Assurance Company (the Company)
333 South Wabash Avenue
Chicago, IL 60604

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the funds contracts with those underwriters have been terminated:
CNA Investor Services, Inc.
333 South Wabash Avenue
Chicago, IL 60604


13. If the fund is a unit investment trust (UIT) provide:
(a) Depositors name(s) and address(es):
(b) Trustees name(s) and address(es):
14. Is there a UIT registered under the Act that served as a vehicle fo investment in the fund (e.g., an insurance company separate account)?
Yes X No
If Yes, for each UIT state:
Name(s):


File No.: 811-

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
X Yes No

If Yes, state the date on which the board vote took place:

Registrant is an insurance company management separate account which funded two types of variable annuity contracts (Contracts) issued to 403(b) plans. One type authorized termination of the Investment
Advisory Agreement (IAA)
without the approval of the Committee (the Registrants governing body), the other required Committee approval. In either case, termination of the IAA triggered the liquidation of participants accounts.

On June 14, 2011, the Company notified Registrant and the Committee for Registrant that it was terminating the IAA for the first type of contracts, effective November 1, 2011. As a result, the Company prepared to liquidate the assets in the Registrant for approximately 79 participants who held annuity contracts with language that required the liquidation of the Registrants assets if the IAA was terminated. The Committee for Registrant evaluated whether to find another investment advisor and continue the Registrant or to liquidate the remaining approximately 28 participants who held annuity contracts with language that required the liquidation of the Registrants assets if the IAA was terminated by the Committee for Registrant. On June 28, 2011, the Committee for Registrant voted unanimously, on behalf of Registrant, to terminate the IAA, also effective November 1, 2011, with regard to the remaining participants who held annuity contracts with language that required the liquidation of the Registrants assets if the IAA was terminated by the Committee for Registrant. Also on June 28, 2011, the Committee voted unanimously to deregister the Registrant as soon after November 1, 2011 as was practicable.


If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? Yes X No
If Yes, state the date on which the shareholder vote took place:
If No, explain: Under the terms of the Contracts, the Contracts may be terminated and the assets of the Contracts be liquidated at any time by action of the Committee or the Company upon 60 days written notice.


II. Distributions to shareholders
16. Has the fund distributed any assets to its shareholders in connection with the merger or liquidation?
[X] Yes [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
On or about November 1, 2011 the Fund distributed all remaining assets.
(b) Were the distributions made on the basis of net assets?
[X] Yes [ ] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes [ ] No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders.
For mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e) Liquidations only:
Were any distributions to shareholders made in kind?
[ ] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No N/A
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the funds shareholders?
[X] Yes [ ] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed? (see question 18 above)

[ ] Yes [X] No
If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?
[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes [X] No
if Yes,

(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?
IV. Information about event(s) leading to request for deregistration
22. (a) List the expenses incurred in connection with the merger or liquidation:
(i) legal expenses: $9,422
(ii) Accounting expenses: None
(iii) Other expenses (list and identify separately): Printing - $45.60
(iv) Total expenses (sum of lines (i)-(iii) above): $9,467.60
(b) How were those expenses allocated?
Continental Assurance Company, the investment adviser of the Fund, either paid these fees and expenses directly or reimbursed the Fund for these fees and expenses.

(c) Who paid those expenses?
Continental Assurance Company, the investment adviser of the Fund, either paid these fees and expenses directly or reimbursed the Fund for these fees and expenses.

(d) How did the fund pay for unamortized expenses (if any)? Not Applicable
23. Has the Fund previously filed an application for an order of the commission regarding the merger or liquidation?
 Yes [X] No

If Yes, cite the release numbers of the commissions notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the Fund a party to any litigation or administrative proceeding?
Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only
26. (a) State the name of the fund surviving the merger:
(b) State the investment company act file number of the fund surviving the merger: 811-
(c) If the merger or reorganization agreement has been filed with the commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the commission, provide a copy of the agreement as an exhibit to this form. VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Continental Assurance Company Separate Account (B), (ii) he is the Principal Executive Officer Of Continental Assurance Company Separate Account (B), and (iii) all actions by shareholders, Committee Members, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ THOMAS C. SCOTT
Thomas C. Scott
Principal Executive Officer